

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 14, 2011

<u>Via E-mail</u>
Marcia J. Hein
Chief Financial Officer
CPC of America, Inc.
5348 Vegas Drive, #89
Las Vegas, Nevada   89108

> **Re:** **CPC of America, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed April 15, 2011**
> **File No. 000-24053**

Dear Ms. Hein:

We have reviewed your response dated July 7¸ 2011 and related filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Consolidated Financial Statements

Note 3. Convertible Notes, page F-16

1.   We reference your response to prior comments 4-5. We continue to not understand why you did not include interest in calculating the fair value of debt. Please reference FASB ASC 820-10-35-16 and tell us why you believe that your calculation is in compliance with the accounting literature.

Note 4. Shareholders' Equity (Deficit), page F-18

Stock options, page F-23

2.   Please clarify for us how you originally determined the fair value of options granted before and after April 2008. Your disclosure states that forfeitures were expected to be 50% on grants after April 2008 and zero prior to that time. However your response to prior comment 7 indicates that you used a shorter term to reflect the post vesting forfeitures for options granted in February through October 2008.   Note that post vesting forfeitures should be considered in determining the expected term assumption rather than in determining a forfeiture rate assumption.

        You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664, Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you any questions.

                                        Sincerely,

                                        /s/ Kate Tillan for

                                        Martin James
                                        Senior Assistant Chief Accountant

cc: Peter Hogan (via E-mail)